PERFECT FRY COMPANY LTD.
615 - 71 Avenue S.E.
Calgary, Alberta, Canada T2H 0S7
Tel: (403)255-7712
Fax: (403)255-1725
Toll Free: 1 (800)265-7711

March 27, 2002

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed a copy of the First Quarter ended January 31, 2002 Report (Unaudited) for our company.

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Wyatt

Sharon Wyatt
Chief Financial Officer

dw 4/19

PERFECT FRY CORPORATION

FIRST QUARTER ENDED JANUARY 31, 2002


PERFECT FRY COMPANY

PERFECT FRY COMPANY

Corporate Profile

Perfect Fry Corporation is a public company headquartered in Calgary, Alberta, Canada. It's aggressive pioneer spirit is a cornerstone in Perfect Fry's entrepreneurial quest for success.

The Company manufactures counter-top deep fryers with self-contained patented air filtration and fire prevention systems. The quick, clean, and compact Perfect Fry is slightly bigger than a microwave oven.

Perfect Fry's main market niche is fast food retailers who sell popular french fries and other tasty deep fried finger foods at snack bars, food kiosks, concession stands, convenience stores, and sport & recreation outlets.

Perfect Fry's main sales force is an international network of independent distributors and dealers supported by targeted marketing and sales promotion programs.

Perfect Fry offers investors the basic elements for equity growth:

- Experienced management, with incentive to exceed.
- Dedicated employees with a stake in the company's future
- Proven products that service a strong consumer demand: patented and continuously updated by research and development.
- A rapidly expanding distribution network.
- Access to capital to finance rapid growth.
- A production, marketing, and distribution plan that is carving a profitable niche in the immense world-wide fast food Industry.

Stock Exchange Listing: PNM, Canadian Venture Exchange
U.S.A. 12G3-2(b) Exemption Number 82-1609

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HIGHLIGHTS OF THREE MONTHS ENDING JANUARY 31, 2002

- Record high First Quarter revenue.
- Attractive Food Rebate Coupon Programs now in place, entitling purchasers to receive thousands of dollars in product and cash rebates from various suppliers. Additional suppliers are slated to begin participating in the near future.
- Interest from outside North America continues to grow.
- Number of active distributors in the United States reaches 45.


ventless,
hoodless,
odorless,
...relentless!™
As seen on our website, www.perfectfry.com.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended January 31, 2002 and the audited consolidated financial statements for the year ended October 31, 2001. All figures are expressed in Canadian dollars.

REVENUES - During the First Quarter, the Company achieved its highest revenue on record, with total revenue of $729,677. This compares with first quarter revenue a year ago of $557,096, an increase of 31 percent, and the Company's previous best first quarter of $615,234 set in Fiscal 1997, or an increase of 19 percent.

This level of revenue can be attributed largely to renewed confidence among our customers that the economies in our major markets are recovering, and to demand carried over from the tragic events of September, which delayed customer purchasing decisions. In addition, the Company is experiencing the benefits of its new sales and marketing initiatives. During the quarter, sales of Perfect Fryers, supplies and accessories in the U.S., our largest market, returned to pre-2001 levels.

EXPENSES - During the first quarter, the Company expensed a number of costs associated with the new sales and marketing initiatives, resulting in an increase in total expenses to $732,231, compared with $519,601 in the first quarter last year. The largest portion of the increase in expenses was in operating, selling and administrative costs, amounting to $678,831, an increase of $200,630 from the first quarter in Fiscal 2001.

NET EARNINGS - Earnings for the quarter were adversely affected by higher than normal expenses, resulting in a slight loss of $2,554, compared with positive earnings in the first quarter of Fiscal 2001 of $37,495. The negative cash flow experienced during the quarter, amounting to $226,042, added to the Company's short-term debt of $491,972 at the end of the quarter, compared with a debt of $397,924 at the end of the first quarter in Fiscal 2001.

LIQUIDITY - The Company's working capital position (current assets minus current liabilities) continues to remain sound, while decreasing slightly compared with the first quarter last year, to $1,126,838 in the current fiscal quarter, compared with $1,346,283 in the comparable quarter last year.

OUTLOOK - With an increasing number of positive indicators that the economies of our major market countries are regaining strength, the Company believes the timing is extremely good to capitalize fully on the recent investments in its aggressive sales and marketing strategies. The Company intends to maintain the momentum achieved with its record first quarter revenue through the fiscal year as further confirmed by strong sales experienced in the early weeks of the second quarter.

Forward Looking Statements - Certain statements in this report contain forward looking statements which are based on Perfect Fry Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions and competitive actions.

LETTER TO SHAREHOLDERS

I am pleased to report that revenue in the first quarter of Fiscal 2002 showed an encouraging recovery, producing our best first quarter revenues on record. Gross revenue for the quarter, ended January 31, 2002, was $729,677 compared with the first quarter last year of $557,096, and exceeding by a considerable amount our previous best first quarter in fiscal 1997 of $615,234.

We are encouraged by a return in the United States to quarterly sales levels more in keeping with those we were experiencing prior to Fiscal 2001. We attribute a portion of our strong revenue to 'catch-up' sales following the tragic events of last September, as well as to early signs of economic recovery in our North American and international markets. Our challenge is to ensure the new, more aggressive sales and marketing strategies we now have in place maintain the momentum of our first quarter throughout the fiscal year and beyond, and we are focusing our efforts on that goal.

The return to stronger sales is the primary reason for the increase in accounts receivable to $602,486 compared with $430,224 for the same period last year, and I am pleased to report our accounts payable decreased to $168,162 in the quarter from $269,935 in the that quarter last year. While gross revenue increased so also did our expenses, most notably those for operating, selling and administration, which increased by more than $200,000 compared with the same quarter last year. As a result, we experienced a negative cash flow for the quarter of $226,042, and the quarter reported a loss of $2,554, compared with a profit of $37,495 in the first quarter last year. As mentioned in earlier reports to shareholders, the Company was taking steps to control and reduce our inventories of finished, ready-to-ship Perfect Fryers. While this has been accomplished, we are determined to become even more efficient without compromising our widely respected reputation for quality and reliability. We are working actively to return to a positive financial position and we regard our strong first quarter revenue as an early indication this strategy is yielding results.

With 45 active distributors of Perfect Fryers in the U.S., during the quarter the Company's sales organization began the final stages of reviewing all of our U.S. distributors. The Company is changing low-performing distributors for new distributors we feel will make a stronger commitment to the sale of Perfect Fryers.

Credit for our increasing sales must also go to the new generation of sales and marketing materials and support programs introduced last fiscal year. Now in general use, the response from our distributors to the materials has been very positive. Sales support also includes an attractive food rebate coupon program that accompanies each sale, entitling purchasers to receive from suppliers thousands of dollars on their purchases of finger foods and other products that are prepared in or used by our Perfect Fryers.

Interest in our Perfect Fryer continues to grow outside of North America, and the Company's strategy is to work vigorously to expand our international sales. We have completed some sales, have been approached by potential distributors, or have identified promising opportunities in a wide range of markets, including Japan, Ireland, Spain, England, Australia, New Zealand, Singapore, Malaysia, Columbia and Venezuela.

I am confident the Company now has in place the key elements to take full advantage of opportunities as economies around the world regain strength and momentum.

Sincerely,

Gary G. Calderwood
President & CEO
March 21, 2002

PERFECT FRY CORPORATION

CONSOLIDATED BALANCE SHEETS

Three Months Ended January 31, 2002 AND 2001 (Unaudited)

	2002	2001
	$	$
ASSETS		
CURRENT		
Accounts receivable	602,486	430,224
Inventories (Note 2)	1,166,964	1,567,109
Prepaid expenses	17,522	16,809
	1,786,972	2,014,142
PROPERTY, PLANT AND EQUIPMENT (Note 3)	144,881	169,297
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	644,728	678,151
	2,576,581	2,861,590
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	491,972	397,924
Accounts payable and accrued liabilities	168,162	269,935
	660,134	667,859
SHAREHOLDERS' EQUITY		
Share capital	1,461,471	1,461,471
Retained earnings	454,976	732,260
	1,916,447	2,193,731
	2,576,581	2,861,590

Commitment (Note 7)

On behalf of the Board,

Gary G. Calderwood, Director

Jack F. Senior, Director

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Three Months Ended January 31, 2002 AND 2001 (Unaudited)

	2002 $	2001 $
REVENUE	729,677	557,096
COSTS AND EXPENSES		
Operating, selling and admin.	678,831	478,201
Amortization		
-patents, processes and other	39,000	30,000
-property, plant and equipment	14,400	11,400
	732,231	519,601
NET EARNINGS	(2,554)	37,495
RETAINED EARNINGS, beginning of year	457,530	694,765
RETAINED EARNINGS, January 31	454,976	732,260
EARNINGS (LOSS) PER SHARE (Basic and Diluted – Note 6)	0.00	0.00

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended January 31, 2002 AND 2001 (Unaudited)

	2002	2001
	$	$
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net Earnings	(2,554)	37,495
Items not affecting cash		
Amortization of deferred product development costs	39,000	30,000
Amortization of property, plant and equipment	14,400	11,400
	53,400	41,400
Changes in non-cash working capital		
Accounts receivable	(232,863)	(52,198)
Inventory	143,638	(44,563)
Prepaid expenses	(12,820)	(10,560)
Accounts Payable and accrued liabilities	(169,601)	(49,666)
	(271,646)	(156,987)
INVESTING		
Additions of deferred product development costs	(1,049)	-
Additions of property, plant and equipment	(4,193)	(9,871)
	(5,242)	(9,871)
FINANCING		
Issuance of shares	-	-
	-	-
INCREASE (DECREASE) IN CASH	(226,042)	(87,963)
CASH, BEGINNING OF PERIOD	(265,930)	(309,961)
CASH, END OF PERIOD	(491,972)	(397,924)
Note:		
Interest Paid	5,999	10,808
Income Taxes Paid	-	-

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended January 31, 2002 AND 2001 (Unaudited)

1. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the account of the Compahy and those of its subsidiary companies, all of which are wholly owned.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labor and overhead.

Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost. Amortization is provided as follows:

Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

In the year ended October 31, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs, and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make near-term estimates as in the assessment of the net realizable value of accounts receivable and inventories, the net recoverable value of deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Foreign Exchange
Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All transaction gains and losses are included in the determination of net earnings.

2. Inventories

	2002	2001
	$	$
Finished units	879,203	926,256
Parts	287,760	640,853
	1,166,963	1,567,109

3. Property, plant and equipment

	2002		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Office and equipment	379,518	249,068	130,450
Leasehold improvements	41,641	27,210	14,431
	421,159	276,278	144,881

	2001		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Office and equipment	359,044	207,408	151,636
Leasehold improvements	41,641	23,980	17,661
	400,685	231,388	169,297

4. Deferred Product Development Costs

	2002	2001
	$	$
Deferred product development costs	1,597,787	1,504,899
Accumulated Amortization	953,059	826,748
	644,728	678,151

5. Bank Indebtedness

The Company has a bank operation credit facility of $600,000. Advances under this facility bear interest at prime plus 1.25% and are secured by all assets of the business.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
Three Months Ending January 31, 2002 AND 2001 (Unaudited)

6. Share Capital

Authorized

Unlimited number of preferred and common shares.

Issued

An aggregate of 9,788,656 common shares was outstanding at January 31, 2002. No share options were exercised during the first three months of fiscal year 2002 or 2001.

Earnings per share

Options to purchase 505,000 common shares were outstanding during the period but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at January 31, 2002.

For the period ending Jan 31, **2002**	***Income (numerator)***	***Shares (denominator)***	***Per share amount***
Basic EPS	($2,554)	9,788,656	$0.00
Diluted EPS	($2,554)	9,788,656	$0.00

For the period ended Jan 31, **2001**	***Income (numerator)***	***Shares (denominator)***	***Per share amount***
Basic EPS	$37,495	9,788,656	$0.00
Diluted EPS	$37,495	9,788,656	$0.00

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan.. Of the options outstanding, 265,000 were issued to directors and officers of the Company.

Options (at January 31)	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2002	**2001**	**2002**	**2001**
Outstanding at beginning of period	505,000	575,000	$0.27	$0.28
Options forfeited	-	(70,000)	-	0.29
Options exercised	-	-	-	-
Outstanding at end of period	505,000	505,000	$0.27	$0.27
Options exercisable at end of period	431,600	313,300		
Options held by directors and officers	265,000	350,000		

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
Three Months Ending January 31, 2002 AND 2001 (Unaudited)

	Options Outstanding		
Exercise Price	# Outstanding at Jan. 31/02	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.20	135,000	.23	$0.20
$0.30	370,000	2.34	$0.30
	505,000		

	Options Exercisable	
Exercise Price	# Exercisable at Jan. 31/02	Weighted Average Exercise Price
$0.20	135,000	$0.20
$0.30	296,600	$0.30
	431,600	

7. Commitment

The Company is committed to future annual operating lease payments for facilities, not including operating costs as follows:

2002	$52,420
2003	$52,420
2004	$13,105

8. Export Sales

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographical markets. A summary of the Company's revenue for the first three months by geographical area follows:

Revenue	**2002**	**2001**
	$	$
USA	515,415	219,174
Canada	131,799	171,861
International	82,463	166,061
Total	729,677	557,096

9. Financial Instruments

Financial instruments of the Company include cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The fair values of all financial instruments are estimated to approximate their carrying values due to their short-term nature.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

Three Months Ending January 31, 2002 AND 2001 (Unaudited)

10. Income Taxes

In the year ended October 31, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes. There was no material impact on the consolidated financial statements for the years ended October 31, 2000.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2001 $	2000 $
Net earnings	(237,234)	178,369
Combined Federal and Provincial income tax rate	42.1%	44.6%
Computed income tax provision	(99,876)	79,552
Increase (decrease) resulting from		
Recognition of future tax assets previously allowed for	(5,013)	(93,660)
Inventory Allowance	91,357	-
Non-deductible amortization	8,759	11,500
Other	4,773	2,608
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes, which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2001 $	2000 $
2001	-	115,500
2003	-	6,000
2005	104,500	108,500
2007	60,410	-
2008	67,142	-
	232,000	230,000

Significant components of the Company's future tax assets as of October 31, 2001 at 42.1% and 2000 at 44.6% are as follows:

	2001 $	2000 $
Operating losses carried forward	97,500	102,500
Tax values of capital assets in excess of Accounting values	894,000	792,000
Capital losses carried forward	179,000	189,000
Investment tax credits carried forward	100,000	100,000
Total future tax assets	1,271,000	1,183,000
Valuation allowance	(1,271,000)	(1,183,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation

Victor Walls
President,
Border Paving Ltd.
Red Deer, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Wyatt
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, Alberta T2E 1C2

TRANSFER AGENT

ComputerShare Trust Company of Canada
600, 530 8th Ave SW
Calgary, Alberta T2P 3S8

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, Alberta T2P 4X7

INTERNATIONAL HEAD OFFICE

Perfect Fry Corporation
615 71st Avenue SE
Calgary, Alberta, Canada T2H 0S7

Telephone: (403) 255-7712
Canada, USA: 1-800-265-7711
International: 011-403-255-7712

Fax: (403) 255-1725
International: 011-403-255-1725

E-mail: invest@perfectfry.com

Internet: http//www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

Canadian Venture Exchange
SYMBOL: PNM


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